UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Gabriel Brener 421 N. Beverly Drive, Suite 300
Beverly Hills, CA 90210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 42365Q103

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Azteca Acquisition Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,416,848(1) (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,416,848(1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,848(1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 104,000 shares of Class A Common Stock subject to forfeiture in the event the closing sales price of the Class A Common Stock does not equal or exceed $15.00 per share for any 20 trading days within at least one 30-trading day period within 60 months of October 24, 2013.

SCHEDULE 13D/A

CUSIP No. 42365Q103

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brener International Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,018,611(1) (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,018,611(1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,611(1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of (i) 7,500 shares of Class A Common Stock directly held by Brener International Group, LLC (“BIG”), and (ii) 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG.

SCHEDULE 13D/A

CUSIP No. 42365Q103

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brener, Gabriel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,751 (See Item 5)
	8	SHARED VOTING POWER 2,435,859(1) (See Item 5)
	9	SOLE DISPOSITIVE POWER 23,751 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,435,859(1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,459,610 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of (i) 1,416,848 shares of Class A Common Stock directly held by Azteca Acquisition Holdings, LLC, (ii) 7,500 shares of Class A Common Stock directly held by BIG, (iii) 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG, and (iv) 400 shares of Class A Common Stock held by Mr. Brener’s minor children.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D amends the corresponding item in the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 15, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on May 13, 2015, and as further amended by Amendment No. 2 to Schedule 13D (“Amendment No.2”) filed with the Commission on April 5, 2016 (the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 thereto, the “Prior Schedule 13D”), by (i) Azteca Acquisition Holdings, LLC, a Delaware limited liability company (“AAH”), (ii) Brener International Group, LLC, a Delaware limited liability company (“BIG”), and (iii) Gabriel Brener, an individual (collectively with AAH and BIG, the “Reporting Persons”), as specifically set forth herein, and except as otherwise specified in this Amendment No. 3, all other items of the Prior Schedule 13D remain unchanged in all material respects. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Prior Schedule 13D.

No shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), or other capital stock of the Issuer have been acquired or disposed of by the Reporting Persons since the filing of Amendment No. 2. This Amendment No. 3 is being filed solely to report revised percentages of beneficial ownership by the Reporting Persons of Class A Common Stock as a result of the closing of the liquidity transactions (the “Liquidity Transactions”) effected by another of the Issuer’s stockholders, InterMedia Partners VII, L.P., as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on October 24, 2016 (the “Current Report”). The Reporting Persons’ percentages of beneficial ownership of Class A Common Stock decreased solely due to the conversion of 9,226,420 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), into an equal number of shares of Class A Common Stock in connection with the Liquidity Transactions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

All shares that may be deemed to be beneficially owned by the Reporting Persons as reported on this Amendment No. 3 are Class A Common Stock. All calculations of percentages set forth herein are based on a total of 21,607,230 shares of Class A Common Stock issued and outstanding as of October 21, 2016, as reported in the Current Report. The above-referenced 21,607,230 shares of Class A Common Stock do not include any shares of Class B Common Stock issued and outstanding as of October 21, 2016.

(a)	As of the date of this Amendment No. 3, AAH is the direct holder of 1,416,848 shares of Class A Common Stock, representing approximately 6.6% of all outstanding shares of Class A Common Stock.

As of the date of this Amendment No. 3, BIG is the beneficial owner of an aggregate of 1,018,611shares of Class A Common Stock, consisting of (i) 7,500 shares of Class A Common Stock directly held by BIG, and (ii) 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG. Assuming the exercise of all warrants directly held by BIG to purchase shares of Class A Common Stock, the 1,018,611 shares of Class A Common Stock beneficially owned by BIG represent approximately 4.7% of all outstanding shares of Class A Common Stock.

As of the date of this Amendment No. 3, Mr. Brener may be deemed to be the beneficial owner of an aggregate of 2,459,610 shares of Class A Common Stock, consisting of (i) 23,751 shares of Class A Common Stock directly held by Mr. Brener, (ii) 1,416,848 shares of Class A Common Stock directly held by AAH, (iii) 7,500 shares of Class A Common Stock directly held by BIG, (iv) 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG, and (v) 400 shares of Class A Common Stock held by Mr. Brener’s minor children. Assuming the exercise of all warrants that may be deemed to be held by Mr. Brener to purchase shares of Class A Common Stock, the 2,459,610 shares of Class A Common Stock that may be deemed to be held by Mr. Brener represent approximately 11.4% of all outstanding shares of Class A Common Stock.

(b)	Mr. Brener is the sole member and a director of AAH. As such, AAH has shared power with Mr. Brener to vote or direct the vote, and dispose or direct the disposition of, the 1,416,848 shares of Class A Common Stock directly held by AAH.

Mr. Brener is also the manager of BIG, which is manager managed. As such, BIG has (i) shared power with Mr. Brener to vote or direct the vote, and to dispose or direct the disposition of, the 7,500 shares of Class A Common Stock directly held by BIG, and (ii) shared power with Br. Brener to vote or direct the vote, and to dispose or direct the disposition of, the 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG.

Accordingly, Mr. Brener has (i) sole power to vote or direct the vote, and to dispose or direct the disposition of, the 23,751 shares of Class A Common Stock directly held by him, (ii) shared power with AAH to vote or direct the vote, and to dispose or direct the disposition of, the 1,416,848 shares of Class A Common Stock directly held by AAH, (iii) shared power with BIG to vote or direct the vote, and to dispose or direct the disposition of, the 7,500 shares of Class A Common Stock directly held by BIG, (iv) shared power with BIG to vote or direct the vote, and to dispose or direct the disposition of, the 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG, and (v) shared power with his minor children to vote or direct the vote, and to dispose or direct the disposition of, the 400 shares of Class A Common Stock held by Mr. Brener’s minor children.

(c)	The information set forth in Item 4 of the Prior Schedule 13D is hereby incorporated by reference into this Item 5(c).

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported by this Amendment No. 3.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2016	Azteca Acquisition Holdings LLC

	By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Sole Member

Brener International Group, LLC

	By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Manager

/s/ Gabriel Brener
Gabriel Brener